May 18, 2005

Via U.S. mail and facsimile 888.329.2995

Greg Smith, Esq.
Skadden, Arps, Slate, Meagher & Flom
525 University Avenue, Suite 1100
Palo Alto, CA  94301

      Re:	BioMarin Pharmaceutical, Inc.
		Revise Preliminary Proxy Statement on Schedule 14A
	      Filed May 16, 2005
		File No. 0-26727

Dear Mr. Smith,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

Dissident Shareholder Solicitation

1. Provide us with the basis for the assertion that Mr. Klein elected not to comment upon the relevant portions of the Company`s proxy statement or delete the reference. For example, describe the nature and extent to which Mr. Klein had discussions or communications following his receipt of the portions of the proxy statement with any Company representative on this matter.

2. Please reconcile the April 15 and April 18 dates cited in this section. For example, April 15 is designated as the date upon which notice was received but April 18 is the date upon which the Company is deemed to have been so notified.

3. Provide us with the basis for the assertion that the Committee was influenced by an "apparent lack of candor" exhibited by Mr. Klein, or delete the reference. For example, confirm, if true, that the Committee was unaware that Mr. Klein was nominated by the Caduceus Entities and/or was otherwise of the belief that his interests were not aligned with those of the Caduceus Entities.

 Closing Comments

      To the extent necessary, please file a revised proxy statement in response to these comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

      Please direct any questions to me at 202.551.3266. You may also contact us by facsimile at 202.772.9203. Direct all correspondence to the following ZIP code: 20549-0303.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions